Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

These talking points were made available on March 25, 2015 to certain members of Kraft Foods Group, Inc.’s management and investor relations department.

The Kraft Heinz Company

Leadership Talking Points

•	Today, we announced that Kraft Foods Group and H.J. Heinz Company will combine to create a global food and beverage leader named The Kraft Heinz Company. I wanted to spend some time together as a team to discuss.

•	Kraft Heinz will be the third largest North American food and beverage company with an unparalleled $28 billion portfolio of iconic brands.

•	This is a transformative deal in a fast-evolving food and beverage landscape. Over the long term, the industry will converge around lean, nimble and global champions. Now, Kraft Heinz will lead the way with a powerful combination of best brands and enormous talent.

•	We have said on several occasions that we need to accelerate the pace of change at Kraft and improve execution to deliver long-term sustainable growth.

•	I know that everyone has been working incredibly hard over the last few months to address these challenges. As we focused on enhancing our performance and strengthening the company, the company was approached about this deal recently. The Board immediately saw a compelling opportunity as a combined company to execute a clear-cut strategy that would lay a strong foundation for growth.

•	This transaction enables us to move and grow faster than we could on our own, allowing us to fulfill our potential as an industry leader, navigate a fast-changing marketplace and emerge as a powerhouse.

•	There are three points to highlight about why this deal makes sense for us:

•	First, this is about growth, in North America and internationally. The new company will provide Kraft brands with a platform for growth worldwide, which had been missing from our existing strategy.

•	Second, cost savings. We have already started a number of cost-saving initiatives to advance our existing lean culture but this deal will accelerate that work across our businesses.

•	Third, investment in brands and innovation. The cost savings generated by this transaction allows us to invest more in marketing and innovation and enable real, fact-based consumer insights to drive those investments. This puts us in an even better position to deliver to the people who are at the center of everything we do.

•	As part of this deal, we will have new, world-class partners whose expertise will be extremely valuable to the combined company. Berkshire Hathaway and 3G Capital will invest $10 billion in the new company and will become significant owners.

•	The current CEO of Heinz, Bernardo Hees, will lead the combined company as CEO. John Cahill will become vice chairman, sitting on the Board of Directors, and also lead the operations and strategy committee. Alex Behring, Chairman of Heinz and the Managing Partner at 3G, will become chairman of The Kraft Heinz Company.

•	The combined company will be co-headquartered in the Chicago area and in Pittsburgh.

•	The industry is changing rapidly, and many divisions and functions have started working already toward a leaner organization. I appreciate that the past couple of months have brought a lot of change to the company and that you have worked very hard and will have many questions today and in the coming days and weeks. We are committed to being as candid and transparent as possible throughout this process.

•	I do want to stress that this is a tremendous opportunity for employees to be part of a growing, global organization in a fast-paced and exciting environment.

•	While we might not have an answer to every question today, we will do our best to address questions in a timely and appropriate manner.

•	To that end, there is a video with Kraft Chairman & CEO John Cahill available at http://bcove.me/lcrhix4z, and we will host a town hall meeting this morning at 10:30am, which I encourage all of you to join.

•	We are incredibly proud of Kraft’s accomplishments, and as John commented last month, there is tremendous passion, energy and a desire to win at Kraft.

•	This is based on the quality and trust of our family of brands. Our focus on creating value and building beloved brands is a hallmark of what has made Kraft great for decades – and this is something Heinz is equally passionate about.

•	This is a transformative transaction for our industry – one that jumpstarts the change we have been discussing. We will be the leader in the sector as we become leaner and more nimble, leveraging a more global platform. Ultimately, the transaction will spur growth and innovation for our consumers. I hope you are as excited about that as I am.

•	Now in the meantime, we need to stay focused. We have a lot to deliver, and news like this can only increase distractions from our immediate business needs. We need to deliver on our current commitments, so I ask that you demonstrate focus and commitment and not allow any distractions to impede our progress.

•	The transaction is expected to close in the second half of 2015, and until then it is business as usual.

•	There is a lot of hard work but also tremendous opportunity ahead of us. We will share more with you in the coming weeks, but please don’t hesitate to come to me with any questions or concerns.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.